Exhibit 99.1

J-Star Holding Announces Pricing of $5.0 Million Initial Public Offering

Taiwan, July 29, 2025 – J-Star Holding Co., Ltd. (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions across a wide range of applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced the pricing of its public offering of an aggregate 1,250,000 ordinary shares of the Company (the “Offering”). The offering is priced at $4.00 per share (the “Offering Price”).

In addition, the Company has granted Maxim (as defined below) a 45-day option to purchase up to an additional 187,500 share of its ordinary shares at the initial public offering price (the “Over-allotment”).

Assuming that the Over-allotment is not exercised, the gross proceeds to J-Star from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by J-Star, are expected to be approximately $5.0 million.

The shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “YMAT” on July 30, 2025. The Offering is expected to close on July 31, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC (“Maxim”) is the sole Book-Running manager for the Offering. Loeb & Loeb LLP is acting as counsel to the Company, and Ellenoff Grossman & Schole LLP is acting as counsel to Maxim for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-286805), as amended, and was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2025. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by phone at +1 (212) 895-3500, or by email at syndicate@maximgrp.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

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This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the Offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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